Company announcements

CONTACT:

James Burke
AST Fund Solutions
646-322-0361
jburke@astfundsolutions.com

THE CHINA FUND, INC. ANNOUNCES SELECTION OF NEW INVESTMENT MANAGER, TIMING OF COMMENCEMENT OF ONE-TIME TENDER OFFER, ADOPTION OF DISCOUNT MANAGEMENT PROGRAM AND ADDITIONAL BOARD GOVERNANCE PROVISIONS

Selection of New Investment Manager

November 9, 2018 – The China Fund, Inc. (NYSE: CHN), a closed-end investment company (the “Fund”), announced today that its Board of Directors has selected Matthews International Capital Management, LLC (“Matthews Asia”) to become its Investment Manager, subject to stockholder approval.

Matthews Asia is an independent, privately owned investment management firm and the largest dedicated Asia-only investment specialist in the U.S. Headquartered in San Francisco, Matthews Asia has focused its efforts and expertise within the Asia region, investing through a variety of market environments, since 1991. The firm also has offices in London, Hong Kong, Shanghai and Singapore. As of September 30, 2018, its total assets under management amounted to US$32.5 billion, including US$7 billion invested in China securities, across multiple strategies.

Matthews Asia will provide the Fund with an “All China” investment strategy. The strategy follows a Growth at a Reasonable Price approach while adhering to the firm’s overarching investment philosophy based on the following three pillars: active management, long-term focus and on-the-ground bottom-up research. The Fund intends to change its benchmark index from the MSCI Golden Dragon Index to the MSCI China All Shares Index upon the commencement of Matthews Asia managing the Fund.

Matthews Asia’s China strategies seek to own businesses that stand to benefit from domestic consumption generated by rising personal wealth among Chinese consumers. Today, that means companies in a wide variety of sectors, as consumer spending patterns have evolved from basic goods and necessities to more discretionary, high-end products and services. The portfolio management team pays particular attention to domestically oriented sectors such as health care, information technology, financial services, consumer discretionary and consumer staples, and generally has low exposure to cyclical businesses such as commodities and materials companies.

The firm’s investment style is benchmark-agnostic and seeks to invest in high-quality businesses that have the ability to survive and generate sustainable earnings and cash flow through economic and market cycles. As a result, Matthews Asia’s investment team favors companies with sound fundamentals, a competitive advantage and market position, as well as pricing power combined with balance sheet strength. Matthews Asia conducts extensive due diligence with a focus on corporate governance, to ensure that it invests with competent management teams whose interests are aligned with that of minority shareholders; who have demonstrated the ability to meet business targets and milestones; and whose businesses are attractively valued. The Fund’s Board will endeavor to ensure that reporting standards under the current manager are substantially similar following the transition of portfolio management responsibilities to Matthews Asia.

In reviewing potential replacement investment managers, the Board considered a number of factors, including certain performance criteria, in its selection process. For example, the Board specified that a successful candidate would have demonstrated favorable investment performance as compared to a relevant benchmark over recent periods. The proposed Investment Management Agreement between the Fund and Matthews Asia (the “Proposed Agreement”) is subject to approval by the Fund’s stockholders at a Special Meeting of Stockholders to be held on or about December 7, 2018, with a record date of October 29, 2018. Fees under the Proposed Agreement are 0.70% of the Fund's average daily net assets if the Fund’s average daily net assets exceed $150,000,000 or 0.80% of the Fund's average daily net assets if the Fund’s average daily net assets do not exceed $150,000,000.

Timing of Commencement of One-Time Tender Offer

As previously announced, the Fund’s Board of Directors has approved in principle a one-time tender offer (the “Tender Offer”) to repurchase up to 30% of its outstanding shares at 99% of net asset value, subject to regulatory and other confirmations. The Tender Offer is currently expected to commence on or about January 10, 2019, following stockholder approval of the Proposed Agreement with Matthews Asia and Matthews Asia commencing to manage the Fund’s assets. It is currently anticipated that the Tender Offer will conclude on or about February 4, 2019. The Tender Offer will be made on further terms and conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they will contain important information about the Tender Offer.

Adoption of Discount Management Program

The Fund’s Board of Directors has adopted a Discount Management Program (the “Discount Management Program”). The Discount Management Program is intended to provide enhanced value to stockholders by authorizing the Fund to repurchase, in each twelve-month period ended October 31, up to 10% of its common shares outstanding as of the close of business on October 31 of the prior fiscal year. Shares will be repurchased at differing discount trigger levels that will be monitored and determined by the Discount Management Committee and will remain confidential to it.

The Fund will repurchase shares at a discount, in accordance with procedures approved by the Board. Subject to these procedures, and after discussion with the Fund’s investment manager regarding market conditions and other portfolio considerations, the timing and amount of any shares repurchased will be determined by the Board and/or its Discount Management Committee. On each day that shares are repurchased, the Fund will repurchase its shares to the maximum extent permitted by law, unless the Discount Management Committee determines that such a repurchase would be detrimental to the Fund and its stockholders. Share repurchases, if any, will be reported on the Fund’s website on each day that they take place.

There is no assurance that the Fund will purchase shares at any particular discount levels or in any particular amounts. Under certain conditions, regulatory requirements and/or other legal considerations may limit the Fund’s ability to repurchase shares. The Discount Management Program is intended to enhance stockholder value, as repurchases made at a discount have the effect of increasing the net asset value per share of the Fund’s remaining shares.

There is no assurance that the market price of the Fund’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases. These repurchases may be commenced or suspended at any time or from time to time without prior notice. The Fund’s repurchase activity will be disclosed in its stockholder reports for the relevant fiscal periods. It is currently expected that the Discount Management Program will commence on or about February 5, 2019, following completion of the Tender Offer.

Additional Board Governance Provisions

The Board has determined to reduce its size from seven members to five, effective no later than the date of the Fund’s Annual Meeting of Stockholders to be held in March 2019. The Fund expects to be in a position to announce the future composition of the Board in early 2019. Additionally, Board fees have been modified to, among other things, reduce the retainer fee for the Chairman of the Audit Committee and to reduce certain meeting attendance fees. Changes to retainers are effective November 1, 2018 and reductions in meeting fees became effective August 25, 2018. Both the upcoming reduction in Board size and changes in the Board’s fee structure, along with a decision to reduce Board travel and the costs associated therewith, are expected to reduce total Director fees and expenses. Except under unusual circumstances, such amounts would not be anticipated to exceed $375,000 annually, representing a reduction of approximately 35% - 40% from prior years’ levels.

The Board is in the process of reviewing its service providers, including specifically its legal counsel, custodian, fund accounting agent and fund administrator with a view to reducing the overall level of fund expenses while maintaining a high level of service. With respect to legal counsel, the Board had already determined at an earlier meeting to engage a replacement for its current counsel and is currently in the process of identifying candidates to assume this role. The objective of all of these reviews is to have revised fee schedules and/or replacements identified and in place not later than March 1, 2019. Further announcements with respect to the selection of replacement service providers and / or the renegotiation of fees will be made as such information becomes available.

The Fund is a diversified closed-end investment company, which seeks long term capital appreciation primarily through investments in China companies. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “CHN.”

For further information regarding the Fund and the Fund’s holdings, please call (888)-CHN-CALL or visit the Fund’s website at www.chinafundinc.com.